EXHIBIT 99.1

B Communications Ltd. (NASDAQ and TASE: BCOM) (the “Company”) is pleased to report, following its earlier notice dated September 26, 2016, the successful full redemption of the outstanding 73/8% Senior Secured Notes due 2021 (CUSIP: 05542Y; ISIN: IL0011312266) (the “Notes”).

Following this process, the Company’s Bezeq shares which served as collateral for the Notes and were held by B Communications (SP2) Ltd., are now free and clear of any pledges (subject to the general governmental control permit) and all such Bezeq shares that were held by Mishmeret Trust Company Ltd., the trustee and security agent for the Notes, were transferred back to SP2.

In addition, all of the hedging arrangements related to the collateral have been unwound.